Exhibit 99.1

Materialise to Hold Annual Shareholders’ Meeting on June 7, 2016

Leuven, Belgium – May 23, 2016 - Materialise NV (NASDAQ: MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing solutions, today announced that it will host its Annual General Shareholders’ Meeting at 10:00 am CET on Tuesday, June 7, 2016.

The annual event will be held at Materialise’s headquarters located at Technologielaan 15, 3001 Leuven, Belgium.

The convening notices and other documents pertaining to the Annual General Shareholders’ Meeting, including the annual management report, are available on Materialise’s website at http://investors.materialise.com on the Corporate Governance page.

About Materialise

Materialise incorporates more than 25 years of 3D printing experience into a range of software solutions and 3D printing services, which together form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Investor contacts:

Investor Relations Materialise

Email: investors@materialise.com

Harriet Fried

Senior Vice President

LHA

+1-212-838-3777

hfried@lhai.com